PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
United Kingdom

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Website www.premier-oil.com

[redacted]

08003841

SEC
Mail Processing
Section

JUL 14 2008

Washington, DC
101

8th July 2008

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
UNITED STATES OF AMERICA

PROCESSED
JUL 22 2008
THOMSON REUTERS

SUPPL

Dear Sirs

Premier Oil plc (f/k/a Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press release dated 8th July 2008.

"Drilling Update"

Yours faithfully

Stephen Huddle
for **Company Secretary**

Enc

PremierOil
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Press Release

PREMIER OIL plc
("Premier" or "the Company")

Drilling Update

Vietnam

The Chim Ung -1 well has been drilled to a total depth of 3,735m, penetrating the target Dua reservoirs.

After encountering good oil shows wireline logging confirmed 10 metres of (net) oil pay within Upper Dua sandstones and a further 5 metres of (net) oil pay in a shallower reservoir. The reservoir quality is slightly better than expected.

The well was sidetracked to drill the adjacent Chim Boi fault block and encountered oil shows. The well is being plugged and abandoned and the rig will now move to drill the Chim Cong (Peacock) prospect.

Significantly this well has confirmed that oil has charged structures in this southern part of our acreage.

Premier (operator) holds a 37.5% interest in Block 12W, with partners Santos (37.5%) and Delek Energy (25%).

Philippines

The Monte Cristo-1 wildcat exploration well in the SC43 licence has completed drilling. The well encountered the Lower Canguinsa reef objective as planned at a measured depth of 1628 meters. The reef was found to have good reservoir properties but no hydrocarbons were found. Monte Cristo-1 will be plugged and abandoned.

Premier's costs for the well were fully carried under a 2007 farm-out agreement.

Premier holds a 21% participating interest in the SC43 licence. Operator PEARL Oil (Ragay) Ltd. has a 64% interest and PNOC-EC has a 15% participating interest.

Premier's Chief Executive, Simon Lockett, said:

"Whilst Chim Ung and Chim Boi may not be commercial on their own, they confirm the oil charge potential across the southern part of Block 12W which is very encouraging for our exploration programmes here and in our contiguous Block 7/03 acreage."

8 July 2008

ENQUIRIES
Premier Oil plc **Tel: 020 7730 1111**
Simon Lockett
Tony Durrant

Pelham PR
James Henderson Tel: 020 7743 6673
Gavin Davis Tel: 020 7743 6677
Evgeniy Chuikov Tel: 020 3008 5506

END